Filed by Silvercorp Metals Inc.
Commission File No. 0001340677
Pursuant to Rule 425 under the
United States Securities Act
of 1933, as amended
Subject Company: Klondex Mines Ltd.
Dated: June 8, 2009

Important Information

Press Release Not an Offer

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell securities. This press release relates to a business combination transaction with Klondex Mines Ltd. (“Klondex”) proposed by Silvercorp Metals Inc. (“Silvercorp”). The Offer will be made solely under the registration statement, offer to purchase, prospectus and other offer documents that Silvercorp expects to file with the United States Securities and Exchange Commission. Investors and security holders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other Offer documents from the Securities and Exchange Commission’s website at www.sec.gov and from Silvercorp’s website or by directing a request to Silvercorp’s investor relations department by telephone at 1-888-224-1881, fax 604-669-9387 or e-mail at info@Silvercorp.ca or by contacting the Information Agent, Kingsdale Shareholder Services Inc. at 1-888-518-6832. SILVERCORP URGES INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER AND TAKE OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:

Certain of the statements made herein may contain forward-looking statements or information within the meaning of Canadian securities laws and the applicable securities laws of the United States. Such forward looking statements or information include, but are not limited to, statements or information with respect to Silvercorp’s intention with respect to a proposed offer to acquire Klondex; the proposed terms of such an offer; the business, operations and financial performance and condition of each of Silvercorp, Klondex and the proposed combined company and the estimation of mineral resources of Silvercorp, Klondex and the proposed combined company.

Forward-looking statements or information are based on a number of estimates and assumptions and are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying estimates and assumptions prove incorrect, actual results may vary materially from those described in forward looking statements or information. Factors related to such risks and uncertainties, and underlying estimates and assumptions include, among others, the following: Silvercorp’s assessment of the effect of an offer on Silvercorp and on the shareholders of Klondex, the timing and prospects for shareholder acceptance of an offer and the implementation thereof; the satisfaction of any conditions to an offer; the ability of Silvercorp to advance development of the Fire Creek gold project; gold and silver price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated resources, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of mineral exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Silvercorp’s most recently filed Annual Information Form and Form 40-F filed with the U.S. Securities and Exchange Commission for the year ended March 31, 2009. Accordingly, undue reliance should not be placed on forward looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, except as may be required by law, and you are referred to the full discussion of Silvercorp’s business contained in Silvercorp’s reports filed with the securities regulatory authorities in Canada and the United States.

The shares of Silvercorp Metals Inc. trade on the Toronto Stock Exchange (TSX: SVM) and the NYSE Amex (SVM). Neither the TSX nor the NYSE Amex have approved or disapproved the form or content of this release.

Cautionary Note To U.S. Investors Concerning Estimates Of Measured, Indicated And Inferred Resources

This presentation uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

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Transcript of
Silvercorp Metal Inc., (SVM.TO)
Conference Call
June 8, 2009
Participants
Dr. Rui Feng, Chairman and Chief Executive Officer
Maria Tang, Acting Chief Financial Officer
Shirley Zhou, Manager of Corporate Communications
Lorne Waldman, Corporate Secretary
Presentation
Operator
Good morning ladies and gentlemen and welcome to Silvercorp Metals Inc. conference call to discuss the announced intentions to make a takeover bid for Klondex Mines, Ltd. [Operator Instructions].
Thank you. It is now my pleasure to turn the floor over to your host Mr. Lorne Waldman, Corporate Secretary of Silvercorp Metals Inc. Sir, you may begin your conference.
Lorne Waldman — Silvercorp Metals — Corporate Secretary
Good morning ladies and gentlemen and welcome to the Silvercorp Metals Inc. conference call. I am Lorne Waldman, Corporate Secretary. I am joined today by Dr. Rui Feng, Chairman and CEO of Silvercorp, Maria Tang our acting Chief Financial Officer and Shirley Zhou, our Corporate Communications Manager.
By now, I have assumed that all of you have had a chance to review our press release and presentation and know that today we announced our intention to make an offer to acquire all of the outstanding shares of Klondex Mines Ltd. I would like to take this opportunity to walk you through the details of our offer, some of the background to that offer, and the compelling transaction rationale. Then we would be pleased to answer any questions you may have.
I will be referring to the presentation, which can be found on our website at www.Silvercorp.ca.
If I could direct you to slide one of the presentation. During today’s call forward-looking statements will be made relating to future business plans and other matters of a forward-looking nature. These forward-looking statements are subject to many risks and uncertainties many of which are detailed in our annual information form filed on SEDAR. There can be no assurance that such forward-looking statements will prove to be accurate as actual results and future events can differ materially from what were forecasters or projected to be. Please take time to read the cautionary statements and understand that all of our forward-looking statements are subject to the disclaimers set out on slide one of the presentation.

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Before I begin, I first want to remind you about Silvercorp and our strategic vision. Slide two of our presentation outlines this vision and is important context to understand the rationale for the transaction we are embarking on today.
Silvercorp is focused on the acquisition and selective exploration of projects with significant resource and cash flow potential. We develop high-margin operations with reasonable development capital profiles quickly and effectively to generate profits as we continue to explore the full potential of those projects. The cash flow we generate from our profitable operations allows us to further fund exploration, resource expansion and production growth. We believe this strategy combined with our focus on high grade, narrow-vein deposits will generate significant value for our shareholders over the long term.
Moving to slide three, I would like to provide you an overview of Silvercorp’s offer to acquire all of the outstanding shares of Klondex. This is an all share offer that values Klondex at an implied value of C$70 million on a fully diluted basis. For your reference, Klondex’s market capitalization at the close of the market on Friday was C$42 million. Pursuant to the offer, Klondex shareholders would be entitled to receive one-half of a Silvercorp common share for each Klondex common share validly tendered to the offer representing approximately C$2.18 per Klondex common share. This is based on Silvercorp’s closing share price as at June 5, 2009.
The offer represents a premium of 59% to Klondex’s closing share price Friday based on Silvercorp’s closing share price as of the same day. Furthermore, this represents a premium of 63% to Klondex’s 20-day volume weighted average price as of June 5, 2009. This is based on Silvercorp’s 20-day volume weighted average price as of the same day.
Our offer will be subject to certain customary conditions including, amongst others, a minimum tender threshold of two thirds of all outstanding Klondex shares being tendered to the offer and Klondex’s shareholder rights plan being waived, invalidated or ceased traded. Full details of the offer will be contained in a formal offer and takeover bid circular to be filed with the appropriate regulatory authorities and mailed to Klondex shareholders in due course.
Now before we get into a more detailed discussion on the rationale behind the transaction, it is important for you to understand how we arrived here. In that regard, please turn to slide four.
To facilitate the execution of Silvercorp’s growth strategy our management team and board regularly review the activities of other exploration and mining companies for the purpose of identifying and investigating prospective assets that would be complementary to and consistent with our strategic vision.

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During the first half of 2009, we identified Klondex’s Fire Creek property as a potential target of interest and began our due diligence process based on public information. After a thorough review of public information, we determined that we had a strong interest in Klondex and the Fire Creek project. As such, we tried to engage Klondex regarding a potential business combination several times. Unfortunately, we were unsuccessful in our efforts to engage Klondex in discussions regarding a negotiated transaction and accordingly, we have decided to take our proposal directly to the shareholders to make them aware of what we believe is a very attractive alternative.
To accomplish this, we have formally requested a list of Klondex shareholders and expect to formally launch our offer during the week of June 15, 2009. The offer will remain open for at least 35 days following commencement.
Moving along to slide five in the presentation. We believe that the proposed transaction is an extremely attractive proposition for Klondex shareholders for a number of reasons, including, first, the offer represents a significant premium to Klondex’s share price. Second, it combines two companies with high quality assets in favorable mining jurisdictions. Third, it provides Klondex with enhanced trading liquidity, and an improved capital markets profile and greater access to capital. Fourth, it leverages Silvercorp’s financial strength to assist in the development of Fire Creek. Fifth, Silvercorp’s proven narrow-vein, underground mine development and operational expertise can be utilized to efficiently advance the project to production. And finally, the transaction provides Klondex shareholders with the opportunity to participate in the future potential of the Fire Creek property as well as Silvercorp’s existing portfolio of high-margin assets.
Slide six provides a graphical representation of Klondex’s share price performance over the past 12 months. The red line represents the value of Silvercorp’s offer, which is C$2.18, based on Silvercorp’s closing share price as of Friday. This represents a premium of 59% to Klondex’s closing share price as of the same day. We believe this is a significant premium and it is significantly greater than the average present transaction premium for similar transactions.
Slide seven provides an overview of the market capitalization of the junior precious metal peer group. As you can see, Silvercorp’s market capitalization is amongst the upper tier while Klondex remains at the lower end of the peer set. This transaction offers Klondex shareholders the opportunity to significantly improve their capital markets profile and their trading liquidity.
Moving to slide eight, we believe that Klondex represents a logical addition to Silvercorp’s portfolio. Fire Creek is a high quality asset surrounded by existing infrastructure in a historic and mining friendly district with the potential for further upside. In particular, Silvercorp has a strategic focus and proven expertise in underground mining of high-grade assets. At an 8-gram per ton cut off, the property currently has an indicated gold equivalent resource of approximately 2.4 million tons grading approximately 16 grams per ton containing 1.3 million ounces of gold equivalent.

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In addition, the project also has an inferred gold equivalent resource of approximately 1.1 million tons grading approximately 14 grams per ton and containing an additional half million ounces of gold equivalent.
The project itself comprises over 11,000 acres in the Northern Nevada Rift in north central Nevada, an area of substantial mining activity, which has historically produced in excess of 100 million ounces of gold. More specifically it is strategically located between the past producing Mule Canyon Mine to the north and the world-class Pipeline and Cortez gold deposits to the south.
Turning to slide nine, we believe that this transaction addresses many of the challenges Klondex will face in advancing Fire Creek. Klondex is currently a single asset exploration stage company with limited financial resources. To develop Fire Creek, we believe Klondex will require significant capital as well as an operating team, which has yet to be built out. Silvercorp has the ability to enhance and accelerate the development of the Fire Creek property through a dedicated Silvercorp team with a proven track record of successfully permitting, developing and operating mines. Silvercorp will also be able to leverage its financial strength to accelerate the development of Fire Creek.
Thus far, we have focused primarily on the benefits of the transaction to Klondex shareholders. But we believe this is a compelling transaction for Silvercorp shareholders as well. Slide 10 provides a snapshot of the attractive asset portfolio that Silvercorp will hold as a result of this transaction. The proposed transaction will combine two mining companies with high quality assets in favorable jurisdictions. The addition of Fire Creek to our high-margin portfolio will allow us to capitalize on our leading position in China where we produced 4.2 million ounces of silver in the 2009 fiscal year. The cash flows generated from our assets in China will allow us to develop the significant gold deposits at Fire Creek. We believe Fire Creek will be another high-margin assets within our portfolio. In addition, it provides us with a growth platform in the Americas.
Slide 11 highlights what this transaction provides to Silvercorp shareholders. First, the addition of a high-quality asset surrounded by existing infrastructure in a historic mining district. Second, an attractive complement to Silvercorp’s growth pipeline both in terms of its existing resource and additional resource potential. Third, the opportunity for Silvercorp to leverage its financial strength and its core competency in developing and operating narrow-vein, underground mines. Fourth, geographic diversification. Fifth, an established platform from which to pursue further growth in the Americas. And finally, the transaction is expected to be accretive to Silvercorp’s net asset value per share.
In summary on slide 12, we believe our offer to Klondex shareholders represents a significant premium with the opportunity to participate in Silvercorp’s present success and future potential. Additionally, we believe this transaction will allow Silvercorp to leverage its financial strength and its proven narrow-vein, underground development and operational expertise for the benefit of both Klondex and Silvercorp’s shareholders.

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We view Fire Creek as a attractive complement to our growth pipeline given its size, existing resource, and the additional resource potential we believe exists at the property. It fits perfectly with our strategy of focusing on growth via the development and operation of high-margin assets with reasonable development capital profiles financed by internal cash flows.
Ladies and gentlemen, that concludes my formal comments for today. And I would now like to open the call to questions. I will direct them to the appropriate member on the Silvercorp team.
Operator
[Operator Instructions]. Our first question is coming from Haytham Hodaly with Salman Partners. Please go ahead.
Haytham Hodaly — Salman Partners
Thank you, operator. Good morning Lorne and everyone else there. Just a couple of quick questions. Rui, we talked just a little bit and just a couple of other things that have come up. Just with regard to costs Rui, what were — was there any technical report cost actually outlined in case they were going to process the material eventually at one of the nearby projects whether it was by a Barrick or a Newmont property?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
I just see the 20% deduction by NSR.
Haytham Hodaly — Salman Partners
Okay so is that something that they’ve done before though Rui?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
I think that was like at Great Basin where they have relatively low -grade they pay 25% deduction on NSR right. So hopefully initially we have some high-grade numbers. We can do a 20% reduction on NSR right.
Haytham Hodaly — Salman Partners
Okay. And then, I guess now this is more of a gold focused property. I know your focus is high-grade, narrow-vein deposits. Are you basically just a precious metals company then or are you just looking — your growth previously and you are getting leverage because of the silver exposure. This is gold. Some would say this could perceived as negative because you are not a silver focus company per se but what is your strategy going forward from here Rui?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
I think I look — after this transaction we look at our resources in situ value, right. It is about 21% in gold, 43% in silver, and 11% in zinc and 24% in lead. We are still a silver focus company. But given that silver is tough to find a very high-grade, narrow-vein operation around, I think there is gold situation as part of our strategy of a narrow-vein, high profit margin strategy.

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Haytham Hodaly — Salman Partners
Okay and Rui, just remind me, you said you needed permitting. How long do you think it will take them to get the exploration permit?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Klondex based on their presentation in AGM meetings and what they are talking about — they have been working on this for almost two years now for all kinds of reports and studies and now they come to the final stage of getting an underground mining — underground exploration permit. So it should be very shortly, right.
Haytham Hodaly — Salman Partners
Shortly within like within 3-6 months or one year or two? What are we talking?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
I think within maybe three or six months, right.
Brad Humphrey — Raymond James
And then you said they also have to put up a reclamation bond was it.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
That is what we understand based on a requirement from Nevada state requirement, right.
Haytham Hodaly — Salman Partners
Okay. Okay. And is there any processing facilities nearby that are just sitting idle right now — nobody operating them?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
There is a company called Golden Predator right and they have a 1,300 ton per day floatation mill nearby.
Haytham Hodaly — Salman Partners
What’s it called? Golden Predator?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
[Yah]
Haytham Hodaly — Salman Partners
Oh, okay. Okay. [overlapping speakers] Thank you Rui.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
[overlapping speakers] even Yukon Nevada, they have mill available too.
Haytham Hodaly — Salman Partners
Okay. No, that’s good. Thank you.

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Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Thank you.
Operator
Our next question is coming from Dan McFadden (ph). Please proceed with your question. Please state your company name sir.
Dan McFadden (ph) — MM Capital
I was just wondering if you guys could provide a little more color on your I guess attempts to engage them in negotiations and I guess if it got anywhere or sort of what your thinking is on why they have not been so receptive to this.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
We have been talking to them on and off and apparently they are trying to avoiding us to talking and engaging with them. Now they are looking at different ways of doing things, including private placement, including debt financing and so we also talked to them about doing different things. And apparently we have to make a move because we have not got any conclusive reception from the management of Klondex.
Dan McFadden (ph) — MM Capital
So they have not been so receptive to the sales process but perhaps have —.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
We have not been able to get them to sit down and talk to us and negotiate a deal right.
Dan McFadden (ph) — MM Capital
So it is basically nothing with regards to an actual sale. You have not obviously talked about price or anything like that with them prior to this release then.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
We tried and apparently this is the way we will have to go right.
Dan McFadden (ph) — MM Capital
All right. Thank you very much for that.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Thank you.
Operator
[Operator Instructions]. Our next question is coming from Brad Humphrey with Raymond James. Please go ahead.
Brad Humphrey — Raymond James
Hi guys, it is Brad Humphrey. Rui could you just run us quickly through some of the basic assumptions you used with the bulk sampling permit for your mining? So it is 40,000 tons per day, what kind of grade and what kind of recoveries?

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Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
I look at Klondex’s presentation and I think it is very reasonable and if we ever merge these companies, we feel that is the same way we will do it — follow their proposal. And in their proposal, you are going to do 120,000 tons. Based on Nevada state regulation they can do 40,000 tons per year bulk sampling. They have some kind high grade resource of almost 2 ounces of gold per ton. So essentially all of those are direct shipping ore right. So like based on mining costs, let’s say mining costs of probably $100 per ton, right (and I’m quoting all of their numbers), Mining, milling NSR and everything, costs around $20 US per ton. So like potentially we can have a lot of cash flow from that kind of a company. And based on the regulation you can do that for three years and so the idea is, once you have underground permit as Klondex proposed and which we agree with, is to go underground and make access to that high-grade ore and you do 40,000 tons per year, so over three years to do 120,000 tons, so at 2-ounce of gold that has a lot of gold there. And then we would generate the cash flow every year and then we can use that cash flow to finance your mill. And then the risk will be are those high grade there or not, right? That is the one risk — the risk because it does not drill indicated resource. So it is always a risk and maybe the grade changes. It may be vary spotty, right.
Brad Humphrey — Raymond James
Right. So you are looking initially to be mining at an ounce and a half or —?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Something like that right. We based on that resource and I think it most likely is 1.5 ounce per ton right because 1 or 2 ounces is an extremely high grade to assume so that brings down the whole area grade.
Brad Humphrey — Raymond James
Okay. Thank you.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Thanks.
Operator
Our next question is coming from Rafael Muhammad (ph) with Raymond James. Please proceed with your question.
Rafael Muhammad (ph) with Raymond James
Rui, can you talk about what sort of poison pill they have in place with regard to their shareholders rights plan?
Lorne Waldman — Silvercorp Metals — Corporate Secretary
Again Lorne. I’ll answer that. They do have a poison pill in place. When we do come out with our offer, it will set out full details with how we are going to deal with that. But, one of the conditions will be that it has to be waived or set aside.

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Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Based on Canadian security law I don’t think that we are blocked out from doing anything. Because I would think we would expect in the shareholder rights plan you just buy some time, not block the deal..
Rafael Muhammad (ph) with Raymond James
Okay. I was just reading, there is a clause in that plan that says they are entitled — the current shareholders to purchase additional common shares at a significant discount to the market price. Is that going to be a problem?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
How can you do that? [inaudible]
Lorne Waldman — Silvercorp Metals — Corporate Secretary
No, the plan will end up being waived or set aside. That will not be a barrier to the transaction. As Rui said, it is only a question of the number of days that an offer would maybe be left open for.
Rafael Muhammad (ph) with Raymond James
Okay, thank you.
Operator
Our next question is coming from Ted Bleep (ph) — Blackmont Capital. Please go ahead.
Ted Bleep (ph) — Blackmont Capital
Quick question. Have there been any other CAs signed at all or is this the main focus? Thanks.
Lorne Waldman — Silvercorp Metals — Corporate Secretary
There have been no CAs signed.
Ted Bleep (ph) — Blackmont Capital
Alight, alright. That’s great, thank you.
Operator
Did that answer your question sir?
Ted Bleep (ph) — Blackmont Capital
Yes, that’s great. Thank you.
Operator
Okay. Thank you. The next question is from Thomas Tan, Euro Pacific Capital. Please go ahead.
Thomas Tan — Euro Pacific Capital
Hi, good morning. Just a couple of quick questions. So you mentioned it could be shortly when you are getting an underground exploration permit. I understand. But what is the timeframe you are looking at when you will start commercial production? And also, for the underground operation, do you expect a lot of capital expenditures to make that to work?

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Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Regarding that permitting, based on the public disclosure from Klondex, we should get that underground exploration permit before the end of this year. And they have been working on that for the last two or three years so it is almost there. Which I believe that. I believe so. And regarding the capital expenditure, as I stated we are focused to complete this transaction but with the high-grade nature of this deposit and also with the intention of following underground bulk sampling company initially, I think that the capital costs would be will another substantially higher — high. And also based on the public disclosure documents by Klondex they are talking about $10 million to get underground.
Lorne Waldman — Silvercorp Metals — Corporate Secretary
I think one of the keys to remember is that this project, we view it as something similar to how we did the Ying Mine where we able to get in there and generate some significant cash flows early on and then use those cash flows to fund further expansion of the mining operation as well as expand the resource through further exploration.
Thomas Tan — Euro Pacific Capital
Do you think — I think in my — it is not really capital expensive but kind of labor-intensive. Do you expect based on what you see so far of this project, do you think it is going to be a little bit labor intensive and do you think it will be enough local workforce to get back to work and if so, like how many miners are we talking about here?
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
This is not going to be labor-intensive; it will be a fully mechanized mine. It is in Nevada, USA. There is a lot of experienced labor available. And also a lot of experienced independent mining contractors. They can take over the whole operation, you know. So, it should be — we can handle that with an independent mine contractor.
Thomas Tan — Euro Pacific Capital
Okay, thank you very much.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Thank you.
Operator
And our next question is from the line of Bob Craft (ph) — Value Form. Please go ahead.

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Bob Craft (ph) — Value Form
Hello Rui, Lorne and Shirley. Can you hear me okay? Okay, good. The previous questioner answered my question. I want to thank you all for your presentation at Value Form. I too was concerned about the fact that your labor-intensive mine in China but you just answered the question about the mechanization in Nevada. We have a bunch of Value Form members that are adding Silvercorp today. Keep us posted and don’t let us down. I thank you very much.
Dr. Rui Feng — Silvercorp Metals — Chairman and CEO
Thank you.
Operator
Okay at this time we have no further questions in queue.
Lorne Waldman — Silvercorp Metals — Corporate Secretary
Okay. I would like to thank everybody for joining us today to participate on the call. If you have further questions, please feel free to call us at our office here. Thank you again.
Operator
Thank you. Ladies and gentlemen that does conclude your conference. We do thank you for joining and using AT&T Executive Teleconference. You may now disconnect. Have good day.